# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VIA TRANSPORTATION, INC., CIK 0001603015
CUSIP: 92556W104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 114 5th Ave, 17th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001589122

## Reporting persons
- Giovanni Agnelli B.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 14,121,131; shared voting power 0; sole dispositive power 14,121,131; shared dispositive power 0; aggregate amount beneficially owned 14,121,131 (18.6% of the class)
  Comment: Based on 75,510,856 Class A common stock outstanding at September 11, 2025 as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission ("SEC") on September 15, 2025. The shares beneficially owned by the reporting person represents 12.4% of the total voting power, due to the 3,846,183 shares of Class B common stock outstanding, which vote together as a single class with the Class A common stock. Shares of Class A common stock entitle the holder to one vote per share and shares of Class B common stock entitle the holder to 10 votes per share.
- Exor N.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 14,121,131; shared voting power 0; sole dispositive power 14,121,131; shared dispositive power 0; aggregate amount beneficially owned 14,121,131 (18.6% of the class)
  Comment: * Based on 75,510,856 Class A common stock outstanding at September 11, 2025 as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the SEC on September 15, 2025. The shares beneficially owned by the reporting person represents 12.4% of the total voting power, due to the 3,846,183 shares of Class B common stock outstanding, which vote together as a single class with the Class A common stock. Shares of Class A common stock entitle the holder to one vote per share and shares of Class B common stock entitle the holder to 10 votes per share.

## Item 1. Issuer
Name of issuer: VIA TRANSPORTATION, INC.
Address of issuer's principal executive offices: 114 5th Ave, 17th Floor New York, NY 10011

## Item 2. Person Filing
Name of person filing:
Giovanni Agnelli B.V.
Exor N.V.
Exor N.V., which acquired the securities being reported on, is controlled by Giovanni Agnelli B.V.
Address of principal business office or, if none, residence:
Giovanni Agnelli B.V.

Symphony Building
Gustav Mahlerplein 25
Amsterdam, 1082 MS
The Netherlands

Exor N.V.

Symphony Building
Gustav Mahlerplein 25
Amsterdam, 1082 MS
The Netherlands
Citizenship: Giovanni Agnelli B.V. - the Netherlands, Exor N.V. - the Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido de Boer, Guido de Boer, Authorized Signatory (11/13/2025)
- Exor N.V.: /s/ Guido de Boer, Guido de Boer, Chief Financial Officer (11/13/2025)